December 19, 2007

By Facsimile and Federal Express

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	W&T Offshore, Inc.
Form 10-K for the Fiscal year Ended December 31, 2006
Filed March 9, 2007
File No. 001-32414 Comment letter dated December 5, 2007

Dear Mr. Schwall:

This letter sets forth the responses of W&T Offshore, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 5, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

Engineering Comments

Properties, page 22

COMMENT

1.	We have reviewed your response to prior comment two of our letter dated October 31, 2007. The ten principal properties that you identify in your 2006 10-K report appear to account for over 43% of your total proved reserves. Therefore, we agree that these are principal properties and materially important. Therefore, you should comply with the guidance in Item 102 of Regulation S-K, requiring disclosure of material information as to production, nature of your interest, development, reserves and location. Please submit the disclosures revisions, covering each of your principal properties, that you believe would accomplish this objective.

Phone (713) 624-7393	9 Greenway Plaza, Suite 300 Houston, TX 77046 Fax (713) 624-7324	Email jgibbons@wtoffshore.com

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RESPONSE

We propose to enhance our disclosure of our properties in our Form 10-K filings as described herein.

We propose to include a description of several of our more significant individual properties in our Form 10-K, which for 2006 would include individual descriptions substantially in the form of the descriptions set forth in Appendix A to this letter. This description would appear immediately following the first table under Item 2. Properties and prior to the “Proved Reserves” subheading. In addition, we have included at the end of the individual property descriptions a paragraph providing certain proved reserve information regarding certain individually identified properties. As discussed with Mr. Murphy of the Staff telephonically, we firmly believe that the inclusion of specific reserve information in any greater detail than that proposed would subject the Company to significant competitive disadvantage because either:

•

The Company may be buying or selling interests in particular lease blocks that it owns with others (seven of the ten properties described in Appendix A are owned jointly with others) and the inclusion of the Company’s reserve information would give a co-owner a competitive advantage over the Company; or

•	Third parties may take advantage of the Company’s reserve information to acquire or lease additional acreage adjacent to acreage containing Company reserves.

More importantly, we respectfully submit that providing the proposed individual property descriptions together with the proposed additional detailed reserve information for our properties complies with Instruction 3 of Item 102 of Regulation S-K. We continue to believe that no single property is of major significance to the Company given the operational similarity of our properties. Nor have we in our experience found such additional granular detail regarding reserves of our specific fields useful to, or desirable by, investors.

Supplemental Oil and Gas Disclosures - Unaudited, page 70

Oil and Gas Reserves, page 70

COMMENT

2.	We have reviewed your response to prior comment three, regarding the guidance in paragraph 11 of SFAS 69, which requires explanations to be disclosed for significant reserve changes depicted in the table. As for your present disclosure, the information you cite in Item 2 does not speak to reserve volumes discovered, but instead only discusses the locations where the wells were drilled and the related costs. Your suggested format does not provide clear disclosure, as the total reserves added are in the table and the number of successful wells is provided in Item 2.

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We believe the explanations required under SFAS 69 should accompany the tabular presentations. Therefore, suggesting that you include the disclosure only if there is no explanation elsewhere in the filing is not sufficient. If revisions are associated with drilling activity in particular geographic areas, this should be apparent. For example, it may be appropriate to include disclosure of reserve volumes discovered on the conventional shelf, deep shelf and deepwater Gulf of Mexico, along with the number of successful wells drilled by area, to provide meaningful disclosure.

RESPONSE

We acknowledge the Staff’s comment that the information required by paragraph 11 of SFAS 69 should accompany the tabular presentations which is included in the unaudited supplemental oil and gas information note to the audited financial statements. We propose to include such explanations as footnotes to the specific items referenced in tabular reconciliation of year end proved reserve data for the material changes reflected in the table.

The format and content of our proposed additional information is included as Appendix B to this letter. We included explanations only for such changes to reserves, as we believed significant. For example, we did not include a specific explanation regarding the downward revisions from year-end 2005 to 2006, which we did not consider significant. We also have only included in Appendix B information for significant changes between year-end 2004 to 2005 and 2005 to 2006 in light of our request to commence including such information in the Form 10-K for the year ended December 31, 2007, as requested below (similar information on significant reserve changes to year-end 2007 will also be included). Please note that the proposed changes are marked to ease your review process. We will in future Form 10-K filings include explanations of any significant changes.

In light of the time of year and the Company’s imminent commencement of preparation of its Annual Report on Form 10-K for the Year Ended December 31, 2007, the Company respectfully requests that the Staff permit the Company to include the foregoing proposed changes, updated appropriately, in its upcoming and future Form 10-K filings. The Company does not believe that any of these suggested changes to its most recently filed Form 10-K are sufficiently material to warrant filing amendments to its previous filings, including amendments affecting the Company’s financial statements for the year ended December 31, 2006.

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss, please do not hesitate to contact me at 713-624-7393, or our legal counsel, James M. Prince of Vinson & Elkins L.L.P., at 713-758-3710.

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Sincerely,

/s/ John D. Gibbons
Senior Vice President, Chief Financial Officer and Chief Accounting Officer

cc:	Mr. James M. Prince, Vinson & Elkins LLP
Mr. Michael T. Larkin, Adams and Reese LLP
Ms. Marcela E. Donadio, Ernst & Young LLP
Mr. Tracy W. Krohn
Mr. W. Reid Lea

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APPENDIX A

PROPOSED INDIVIDUAL PROPERTY DESCRIPTIONS

Brazos A133 Field. Our Brazos A133 Field is located 85 miles east of Corpus Christi, Texas in 200 feet of water. There are five active platforms in the field, three of which are production platforms. Cumulative lease production through 2006 is approximately 788 Bcfe gross. The bulk of the production is from the Big Hum CM-7 Sand, the top of which is at a subsea depth of 12,000 feet. The field has also produced from the Middle Miocene Tex W section. Since discovery of this field in 1978 by Cities Service, 22 wells have been drilled with 17 being completed as producers. Thirteen wells are still producing. During December 2006, production from this field, net to our interest, averaged 11.9 MMcf of natural gas per day and 183 Bbls of oil per day, or 13.0 MMcfe per day. The Company has a 25% working interest in the field.

East Cameron 321 Field. Our East Cameron 321 Field is located approximately 97 miles off the Louisiana coastline in 225 feet of water. Two production facilities, the “A” and ‘B” platforms are located on the block. This field has multiple Trim A, Trim B, and Ang B sands that are productive in faulted structural traps. Cumulative lease production through 2006 is approximately 515 Bcfe gross. The Company owns a 100% working interest in the field. An eleven well workover and drilling program was commenced in September 2005. Work on ten wells were successful, resulting in 14 new recompletions (including four dual completions) in existing field sands. During December 2006, production from this field, net to our interest, averaged 0.7 MMcf of natural gas per day and 1,662 Bbls of oil per day, or 10.7 MMcfe per day.

High Island 177 Field. Our High Island 177 Field is located off the coast of Texas approximately 20 miles southwest of Galveston in 50 feet of water. The field is contained in a 5,760-acre Outer Continental Shelf (“OCS”) lease block with a single production platform. The field was discovered by Atlantic Richfield in 1988. A total of 11 wells have been drilled to explore and develop high quality reservoir sands between 10,200 feet and 11,400 feet. Cumulative lease production through 2006 is approximately 182 Bcfe gross. We acquired a 100% working interest from Vastar in 1999. During December 2006, production from this field, net to our interest, averaged 9.3 MMcf of natural gas per day and 185 Bbls of oil per day, or 10.4 MMcfe per day.

Main Pass 108 Field. This field covers approximately 33,000 acres over seven separate OCS lease blocks which are located off the coast of Louisiana approximately 50 miles east of Venice in 50 feet of water. The Main Pass 108 block includes five producing platforms. The Company’s current working interest in this field varies from 33% to 100%. Cumulative lease production through 2006 is approximately 292 Bcfe gross. During December 2006, production from this field, net to our interest, averaged 9.2 MMcf of natural gas per day and 280 Bbls of oil per day, or 10.9 MMcfe per day.

Mississippi Canyon 718 Field. Our Mississippi Canyon 718 Field is located approximately 45 miles south of the Mississippi River Delta in about 2,700 feet of water. The field unit comprises two OCS Blocks: Mississippi Canyon Blocks 674 and 718. The field is produced from a smart subsea completion and is tied back via a 31-mile pipeline to South Pass 89 “B” platform. Cumulative lease production is approximately 73 Bcfe gross. We acquired our 49% working interest in the field in a

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transaction with Burlington Resources in 2002. During December 2006, production from this field, net to our interest, averaged 16.6 MMcf of natural gas per day and 427 Bbls of oil per day, or 19.2 MMcfe per day.

Mobile 823 Field. Our Mobile 823 Field is our only property located off the coast of Alabama. It is a natural gas field comprised of two OCS blocks, Mobile Blocks 822 and 823. Production commenced in 1991 and through 2006 has cumulatively produced approximately 737 Bcfe gross. The Company’s working interest in this field ranges from 12.5% to 100%. Production is primarily from the Jurassic Norphlet sand at about 21,500 feet, with minor production from Miocene sands at 3,000 to 7,000 feet. The field has one processing platform and three independent structures located in approximately 50 to 65 feet of water. The field is a combination structural and stratigraphic geologic trap. During December 2006, production from this field, net to our interest, averaged 5.8 MMcf of natural gas per day and 83 Bbls of oil per day, or 6.3 MMcfe per day.

Ship Shoal 349 Field. Our Ship Shoal 349 field is located off the coast of Louisiana, approximately 235 miles southeast of New Orleans, in 375 feet of water. The field area covers Ship Shoal Blocks 349 and 359, with a single production platform on Ship Shoal block 349. Phillips discovered the field in 1993. We initially acquired a 25% working interest in the field from BP in 1999. In 2003, we acquired an additional 34% working interest through a transaction with ConocoPhillips that increased our working interest to approximately 59% and we took over as operator in December 2004. Cumulative lease production through 2006 is approximately 153 Bcfe gross. It is a sub-salt development with five productive horizons at depths as deep as 17,000 feet. As of December 31, 2006, 21 wells have been drilled, of which 12 wells have been successful. During December 2006, production from this field, net to our interest, averaged 1.6 MMcf of natural gas per day and 896 Bbls of oil per day, or 7.0 MMcfe per day.

South Timbalier 41 Field. Our South Timbalier 41 Field is located off the coast of Louisiana and is due south of the Bay Marchand field in approximately 60 feet of water. The field was discovered in 2003, and production commenced the following year. We acquired our 40% working interest from Kerr McGee in 2006. A total of nine wells have been drilled of which eight are currently producing. Cumulative lease production through 2006 is approximately 61 Bcfe gross. Drilling has identified a series of eleven stacked Miocene pay sands trapped high side of a large growth fault at depths ranging from 15,000 to 17,500 feet. During December 2006, production from this field, net to our interest, averaged 28.4 MMcf of natural gas per day and 856 Bbls of oil per day, or 33.5 MMcfe per day.

South Timbalier 228 Field. South Timbalier 228 Field is located 50 miles off the coast of Louisiana in about 220 feet of water. The field was discovered in November 1994 by LL&E. We became operator in November 2002 and have drilled five more wells since that time. The Company has a 100% working interest. Cumulative lease production through 2006 is approximately 23 Bcfe gross. All the producing sands are within the basal Nebraskan section. During December 2006, production from this field, net to our interest, averaged 0.6 MMcf of natural gas per day and 777 Bbls of oil per day, or 5.3 MMcfe per day.

West Delta 30 Field. Our West Delta 30 Field is located approximately six miles off the coast of Louisiana in 40 feet of water. Our interests in this field are in West Delta Block 29, which straddles the eastern side of a major piercement salt dome with large accumulations of oil and natural gas sands found in traps along the salt flanks. In 1997, we obtained a farmout agreement with ChevronTexaco to further explore and develop potential reserves. Following a thorough 3-D seismic analysis, we have drilled a total of 17 exploration and development wells, all but one of which have been successful. Our working interest in these wells is 100% in all but one well where our working interest is 37.5%.

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Cumulative lease production through 2006 is approximately 693 Bcfe gross. During December 2006, production from this field net to our interest averaged 0.7 MMcf of natural gas per day and 1,370 Bbls of oil per day, or 8.9 MMcfe per day.

Ship Shoal 349 is our largest field in terms of reserves and accounted for approximately 10% of our total PV-10 value of proved reserves at December 31, 2006. No other field in which we have an interest met or exceeded such threshold. The East Cameron 321 and West Delta 30 fields each accounted for approximately 5% of our total PV-10 value of proved reserves at December 31, 2006. None of our other fields or properties individually accounted for more than 5% of our total PV-10 value of proved reserves at December 31, 2006.

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APPENDIX B

PROPOSED ADDITIONAL INFORMATION TO PROVED RESERVE YEAR-END SFAS 69 RECONCIALIATION TABLE

Oil and Gas Reserve Information

Our net proved oil and gas reserves at December 31, 2006, 2005 and 2004 have been estimated by our independent petroleum consultant in accordance with guidelines established by the SEC. Accordingly, the following reserve estimates are based upon existing economic and operating conditions at the respective dates, and exclude royalties and interests owned by others.

There are numerous uncertainties in estimating quantities of proved reserves and in providing the future rates of production and timing of development expenditures. The following reserve data represent estimates only and are inherently imprecise and may be subject to substantial revisions as additional information such as reservoir performance, additional drilling, technological advancements and other factors become available.

The following sets forth our estimated quantities of net proved and proved developed oil (including condensate) and natural gas reserves, all of which are located onshore in the continental United States and offshore in the Gulf of Mexico.

	Oil (MBbls)	Natural Gas (MMcf)	Total Oil and Natural Gas (MMcfe) (1)
Proved reserves as of January 1, 2004	35,602	231,061	444,675
Revisions of previous estimates	2,351	6,770	20,875
Extensions, and discoveries ~~and other additions~~	4,582	37,732	65,224
Purchase of minerals in place	2,294	5,464	19,228
Sales of reserves	(1)	(106)	(112)
Production	(4,847)	(53,348)	(82,432)

Proved reserves as of December 31, 2004	39,981	227,573	467,458
Revisions of previous estimates	2,456	5,546	20,287
Extensions, and discoveries ~~and other additions~~ (2)	5,920	25,120	60,640
Purchase of minerals in place	1,665	4,229	14,219
Production	(4,085)	(46,548)	(71,060)

Proved reserves as of December 31, 2005	45,937	215,920	491,544
Revisions of previous estimates	(1,242)	(5,692)	(13,149)
Extensions, and discoveries ~~and other additions~~ (3)	7,255	65,759	109,289
Purchase of minerals in place (4)	10,165	185,697	246,686
Production	(6,456)	(60,447)	(99,181)

Proved reserves as of December 31, 2006	55,659	401,237	735,189

Year-end proved developed reserves:
2006	31,325	290,913	478,863
2005	24,773	169,995	318,633
2004	20,311	168,260	290,126

(1)	One million cubic feet equivalent (MMcfe) is determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids (totals may not add due to rounding).

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(2)	Substantially all of these volumes are attributable to extensions and discoveries resulting from our participation in the drilling of 17 successful exploratory wells and six successful development wells in 2005.

(3)	Substantially all of these volumes are attributable to extensions and discoveries resulting from our participation in the drilling of 19 successful exploratory wells and eight successful development wells in 2006.

(4)	Primarily relates to volumes attributed to properties acquired upon acquisition of a wholly-owned subsidiary of Kerr-McGee in August 2006. For additional details about this transaction, refer to Note 4.